[Achari letterhead]

April 9, 2024

Via Edgar

Ms. Margaret Sawicki

Mr. Conlon Danberg

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Re:	Achari Ventures Holdings Corp. I
Registration Statement on Form S-4
Filed January 18, 2024
File No. 333-276422

Dear Commission Staff:

Achari Ventures Holding Corp. I (the “Company”, “Achari”, “we” ,”our” or “us”) transmits herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement filed on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system related to Achari’s proposed business combination with Vaso Corporation (“Vaso”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 8, 2024 (the “Comment Letter”). For ease of reference, we have included the original comments received from Staff in the Comment Letter in bold text and italics, followed by our response. The responses below follow the sequentially numbered comments from the Comment Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	Staff’s Comment: We note your response to comment 1 and reissue the comment. Please revise to clarify that the IPO S-1 was declared effective on October 14, 2021.

Response: In response to the Staff’s comment, the Company revised the date of the IPO S-1 in Amendment No. 2 to properly reflect that the date of the IPO S-1 was October 14, 2021.

Questions and Answers

Q. What equity stake will current Achari Stockholders and Vaso stockholders hold in the

Company..., page 18

2.	Staff’s Comment: We note your response to comment 4 and reissue the comment. Please revise to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each of the redemption scenarios disclosed.

Response: In response to the Staff’s comment, the Company revised the disclosures in the sections entitled “Summary of the Joint Proxy Statement/Prospectus – Per Share Valuations upon Closing”, “Questions and Answers – What equity stake will current Achari stockholders and Vaso Stockholders hold in Achari (to be renamed “Vaso Holding Corporation”) after the Completion of the Business Combination?” and “Proposal 1: The Business Combination Proposal – Per Share Valuations upon Closing ”.

Securities and Exchange Commission

April 9, 2024

Unaudited Pro Forma Condensed Combined Financial Information

Adjustment J, page 41

3.	Staff’s Comment: We note your response to prior comment 8. For clarity, please expand Note J to include the information provided in your response.

Response: In response to the Staff’s comment, the Company revised the information included in its Note J.

Note 3 -- Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustment B, page 41

4.	Staff’s Comment: We note your response to prior comment 9 and have the following comments:

●	It is still not clear to us why the $3.5 million deferred underwriters’ discount that becomes due and payable upon the consummation of the Business Combination is being classified as accrued expenses. We again reiterate that your disclosures throughout the filing indicate the deferred underwriting fees are payable from the amounts held in the Trust Account if the Company completes a Business Combination;

●	Your response indicates that in the event of the Maximum Redemption Scenario, the $3,500,000 of deferred underwriters’ compensation will be paid from cash and cash equivalents. Please explain why such cash payment will not be similarly made under the Minimum Redemption Scenario. In addition, revise your pro forma balance sheet to illustrate that in the event of the Maximum Redemption Scenario, the $3,500,000 of deferred underwriters’ compensation will be paid from cash and cash equivalents; and

●	Note EE reflects Achari transaction costs to be incurred subsequent to September 30, 2023. Explain how these costs are addressed in the Unpaid SPAC expenses..

Response: We have revised the discussion of the $3.5 million of deferred underwriters’ discount in the notes to the unaudited pro forma condensed combined balance sheet so that as of December 31, 2024 it is reflected as a payment that becomes due and payable upon the consummation of the Business Combination to Accrued Expenses and Other Liabilities.

Additionally, we have revised Note D in the unaudited pro forma condensed combined balance sheet to reflect that as of December 31, 2023, approximately $3.8 million in Achari unpaid costs remaining in accrued expenses and other liabilities is the responsibility of the Sponsor to settle at consummation of the Business Combination.

Note EE has been expanded to indicate that these Achari transaction costs are included in the unpaid SPAC expenses referenced in Note D.

Risk Factors

Achari has been notified by Nasdaq that it is not in compliance with certain standards which Nasdaq requires..., page 50

5.	Staff’s Comment: We note your response to comment 11 and reissue the comment. Please expand your disclosure here to note the date you received any notifications of non-compliance from Nasdaq, the rule or requirement you are not in compliance with, and any applicable deadlines set by Nasdaq to regain compliance. Please also provide updated disclosure regarding hearings or additional communications from Nasdaq. In this regard, we note your revised disclosure on pages 153-154.

Response: In response to the Staff’s comment, the Company revised and updated its disclosures in the specified risk factor. As set out in such revised disclosure, the Company received notice from Nasdaq on April 5, 2024 (the “April 5 Nasdaq Letter”) of its intention to suspend trading of the SPAC Shares at the open of trading on April 9, 2024 due to the Company’s failure to comply with the terms of the decision of Nasdaq hearing panel dated December 19, 2023. The Company intends to request a review of the decision set out in the April 5 Nasdaq Letter pursuant to the terms set out therein. The Company confirms that it has not received any additional communications from Nasdaq regarding non-compliance other than as set forth in the Registration Statement.

Securities and Exchange Commission

April 9, 2024

6.	Staff’s Comment: Please add a separate risk factor that addresses the fact that the extension Nasdaq granted for Achari to cure the existing continued listing deficiencies expires on April 2, 2024. Clarify your plans with respect to this deadline and the risks associated with the timing and the possible delisting. Also highlight this deadline and related risks in the summary and Q&As.

Response: In response to the Staff’s comment, the Company added a separate risk factor entitled “As we have not cured certain existing listing deficiencies by the deadline of April 2, 2024 which Nasdaq had provided to us, Nasdaq may choose to delist our securities, which could limit investors’ ability to make transactions in Achari’s securities and subject us to additional trading restrictions” The Company has also revised its disclosures to highlight the April 2, 2024 deadline, the April 5 Nasdaq Letter and the related risks in (i) the Risk Factor summary, (ii) the Risk Factor entitled “Achari has previously been notified by Nasdaq that it is not in compliance with certain standards which Nasdaq requires listed companies meet for their respective securities to continue to be listed and traded on its exchange and on April 5, 2024, Achari received a letter from Nasdaq indicating that Nasdaq has decided to delist Achari’s shares from the Nasdaq exchange, with trading in Achari’s shares suspended as of April 9, 2024. Achari intends to request that Nasdaq review the decision to delist Achari’s securities. If Achari is unable to regain compliance with Nasdaq’s continued listing requirements or any other requirements, or otherwise secure relief from Nasdaq with respect to such requirements, Achari’s securities will be delisted from Nasdaq, which may adversely affect the liquidity and trading price of our securities or otherwise limit investors’ ability to make transactions in Achari’s securities and subject us to additional trading restrictions.”, (iii) the Q&A entitled “What Proposals must be passed in order for the Business Combination to be completed?”, (iv) the Q&A entitled “What conditions must be satisfied to complete the Business Combination?”, and (v) in the section entitled “Background of the Business Combination”.

The Business Combination Agreement

Additional Conditions to Obligations of Vaso, page 87

7.	Staff’s Comment: We note your response to comment 16. We also note that your unpaid SPAC expenses are currently in excess of the closing condition limit of $4,500,000. Please revise to explain in further detail how you plan to meet this closing condition.

Response: We have revised the “Additional Conditions to Obligations of Vaso” to disclose that we believe that at, or prior to, the consummation of the Business Combination, the Unpaid SPAC Expenses in excess of $4,500,000 will settled by the Sponsor or other third-party, be negotiated down to $4,500,000 or a combination thereof.

The Achari Board’s Reasons for the Approval of the Business Combination, page 99

8.	Staff’s Comment: We note your response to comment 17 and reissue the comment. Please revise to provide further detail regarding the material reviewed by the Achari Board including but not limited to, research on comparable companies and precedent transactions, including precedent uplist transactions, historical valuation details and reviews of certain financial assumptions provided by Vaso management. Please also revise to disclose the fairness opinion Vaso management obtained, which the Achari Board reviewed in reaching its determination. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company revised the disclosure in the section entitled “The Achari Board’s Reasons for the Approval of the Business Combination”. The Company also added a section entitled “Fairness Opinion of River Corporate”, attached the Fairness Opinion of River Corporate as Annex F and included a risk factor entitled “The Achari Board did not obtain a fairness opinion in determining whether to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders”.

Securities and Exchange Commission

April 9, 2024

Interests of Achari’s Directors and Officers and Others in the Business Combination, page 102

9.	Staff’s Comment: We note your response to comment 18 and reissue the comment in part. Please revise to note whether any member of the Company or the Sponsor owed fiduciary or contractual obligations to any other entities. Please also revise to clarify how the Board considered the enumerated conflicts in negotiating and recommending the Business Combination generally.

Response: In response to the Staff’s comment, the Company revised the disclosure in the sections entitled “Interests of Achari’s Directors and Officers and Others in the Business Combination” to note the interests of the Company members in the Sponsor.

In response to the Staff’s comment, the Company also revised the disclosure in the sections entitled “The Achari Board’s Reasons for the Approval of the Business Combination” and “Interests of Achari’s Directors and Officers and Others in the Business Combination” to clarify how the Board considered the enumerated conflicts in negotiating and recommending the Business Combination generally. All of the activities relating to the search for an acquisition candidate were conducted on behalf of the Company with a view to entering into a business combination agreement with a company that the directors thought would bring value to its stockholders.

10.	Staff’s Comment: Please revise to disclose the per share price the sponsor paid for the 2.5 million founder shares.

Response: We have revised the disclosure in Amendment No. 2 to disclose that the per share price the Sponsor paid for the 2.5 million Founder Shares was $0.01 per share.

Background of the Business Combination, page 103

11.	Staff’s Comment: We note your response to comment 19 and reissue in part. Please disclose when the decision to expand the scope of the target search was made and how or to what extent the non-cannabis companies you contacted prior to that time came into view and met your initial criteria. In addition, revise the discussions of your contact and negotiations with each of Companies A-F to disclose the date you entered into the non-disclosure agreements and letters of intent, and the dates negotiations ceased.

Response: In response to the Staff’s comment, the Company revised the disclosure in the section entitled “Background of the Business Combination”.

12.	Staff’s Comment: We note your response to comment 21. Please revise your disclosure in the registration statement to provide the information included in your response, in which you explain why Vaso was interested in seeking a listing on a national securities exchange via a business combination with a SPAC rather than by directly applying for listing of its common stock on a national exchange.

Response: We have revised the disclosure in the “Background of the Business Combination” in Amendment No. 2 to expand upon Vaso’s interest in seeking a listing on a national securities exchange via a business combination with a SPAC rather than by directly uplisting of its common stock.

Securities and Exchange Commission

April 9, 2024

13.	Staff’s Comment: We note your response to comment 23. We also note your disclosure on page 109 that “[t]he final valuation was also the result of negotiations between Vaso and Achari, with each party aiming to maximize returns for its own shareholders.” Please revise to further discuss these negotiations and to provide additional disclosure regarding the valuation methodology and assumptions underlying the valuations included in the August LOIs. Please also revise here and elsewhere where you emphasize the extent of the negotiations to clarify the potential conflicts of interest of the Achari sponsor and related parties, as compared to the interests of Achari public shareholders, including that it is in the best interests of the sponsor and insiders for Achari to complete a business combination rather than liquidate the SPAC.

Response: In response to the Staff’s comment, the Company revised the disclosure to provide additional information regarding these negotiations and the valuation methodology and assumptions underlying the valuations included in the August LOIs. The Company also revised its disclosure to clarify the potential conflicts of interest of the Achari sponsor and related parties, as compared to the interests of Achari public shareholders, including that it is in the best interests of the sponsor and insiders for Achari to complete a business combination rather than liquidate the SPAC.

14.	Staff’s Comment: Please revise to disclose the projections provided by Vaso and the adjustments made to the projections by Achari. Disclose all material assumptions underlying the projections and the adjustments to the projections. Also discuss the possible impact if the projections are not correct. Clarify when the projections were provided. and when they were revised.

Response: In response to the Staff’s comment, the Company revised the disclosure in the section entitled “Background of the Business Combination”.

15.	Staff’s Comment: Please revise the discussions of the negotiations with Companies A-G to provide more specific information regarding why the parties ceased negotiations. We note you generally describe the “uncertain macroeconomic landscape,” uncertainty regarding fundraising, and whether the target company could consummate a transaction on your timeline. As you cite difficulty with fundraising, clarify why “[t]he redemptions in connection with the . . . Extension Meeting did not have any impact on Achari’s search for an acquisition target,” as noted on pages 105 and 107, where the December and July redemptions used $92,009,330 and $4,002,722.74, respectively, of the $100 million in cash proceeds Achari raised in the IPO, and where reimbursement of Achari for “certain expenses” upon consummation of a transaction was a sticking point in the negotiations with Vaso.

Response: In response to the Staff’s comment, the Company revised the disclosure in the section entitled “Background of the Business Combination”.

16.	Staff’s Comment: Revise this section to clarify who acted on behalf of Achari in the various contacts and negotiations, particularly with respect to Vaso. For example, on page 107, you state that “[i]n March 2023, Achari reached out to the Chief Executive Officer of Vaso, Dr. Jun Ma.” Please also identify the members of Achari’s management team who were involved in the various negotiations and which member took the lead.

Response: In response to the Staff’s comment, the Company revised the disclosures in the section entitled “Background of the Business Combination”.

Securities and Exchange Commission

April 9, 2024

Proposal 6: The Adjournment Proposal, page 136

17.	Staff’s Comment: We note your response to comment 30. Please revise this section to further describe the proposal and its implications for stockholders, clarifying the circumstances under which you may adjourn to “seek to limit or reverse any redemptions of SPAC shares,” and what actions you might take in that regard. Please also revise this section and your risk factors to disclose the risks to public stockholders who exercise their redemption rights, from adjournment of the Stockholders’ Meeting. Please also disclose any applicable Nasdaq listing rules that would be implicated by significant public stockholder redemptions and a decline in available cash in your Trust Account, and note the potential redemption levels and Trust Account value declines that would trigger any such rules. Clearly disclose whether you would adjourn the Stockholders’ Meeting if redemptions exceed or the value left in the Trust Account declines below those thresholds. Finally, please provide us your analysis regarding how the adjournment in (iii), quoted above, will comply with the tender offer rules, and in particular with Exchange Act Rule 14e-5, and why this provision should not be subject to a separate shareholder vote pursuant to Exchange Act Rule 14a-4(a)(3).

Response: In response to the Staff’s comment, the Company revised the disclosures relating to the Adjournment Proposal in the Notice to Stockholders and elsewhere in the proxy statement/prospectus and in Annex E.

Vaso Corporation - Critical Accounting Policies and Estimates, page 182

18.	Staff’s Comment: Please explain to us how you concluded that it is more likely than not that the carrying amount of the IT reporting unit is greater than its fair value given the history of losses. Ensure you reference the criteria in ASC 350-20-35-3C. Explain how you concluded that a quantitative goodwill impairment test was not necessary to identify potential goodwill impairment and measure an impairment loss, if any.

Response: Vaso’s Netwolves reporting unit goodwill as of December 31, 2022 was reviewed for impairment under the following process.

The most recent prior calculation of fair value was performed by a business valuation consulting firm in 2019 using both discounted cash flow and market approaches, and indicated excess fair value of approximately $1.9 million. In subsequent years, the following qualitative factors were evaluated to determine if it was more likely than not that the fair value of the reporting unit was less than its carrying amount as a basis for determining whether it was necessary to perform the quantitative goodwill impairment test described in ASC Topic 350. The more likely than not threshold is defined as having a likelihood of more than 50%.

Qualitative factors include, but are not limited to, the following:

a.	Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets;

The IT segment was negatively impacted by the COVID-19 pandemic with initial shrinkage of our customer base, but it is now beginning to recover. Vaso did not expect any further deterioration in its operations from economic conditions.

Securities and Exchange Commission

April 9, 2024

b.	Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development;

The NetWolves market remains competitive with some consolidation of the smaller sales agents and technology continues to evolve with more shift to wireless solutions; however, this is fairly common within this industry, and Vaso did not see it as significantly impacting our outlook in this business.

c.	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows;

For NetWolves, which is a service-oriented business, material costs are not a factor, and we did not see significant increases in labor or other costs.

d.	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods;

NetWolves’ loss in 2021 and 2022 was largely due to intangible amortization arising from its acquisition by Vaso Corp in 2015, reorganization and bad debt accruals, allocations of Vaso Corp headquarters costs, and the impact of the pandemic. The IT segment had positive cash flow from operations of approximately $0.7 million for the year ended December 31, 2022, and Vaso expected this positive cash flow to continue as NetWolves was expected to increase revenues as it on-boards new accounts particularly Columbia Sportswear which Vaso expects will generate more than $100,000 per month when fully implemented. The IT segment also had positive EBITDA. Additionally, the 2023 budget provided for improved operating results and EBITDA of $0.5 million. Vaso expected the improved result would be the result of new deployments of the managed network solutions being completed and cost reductions, and these improvements were largely realized in 2023.

e.	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation;

No significant changes.

f.	Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit;

Vaso does not believe any of these factors exist.

g.	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

Not applicable

Securities and Exchange Commission

April 9, 2024

Should qualitative factors indicate it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the quantitative test is unnecessary.

The entity’s operating results were negatively impacted by the COVID-19 pandemic, a significant non-recurring event. However, on a forward-looking basis these effects were expected to improve and did improve. Thus, after assessing the totality of events or circumstances such as those described above, Vaso determined that it was not more likely than not that the fair value of the NetWolves reporting unit was less than its carrying amount, and that the quantitative test was not necessary.

Description of Vaso’s, Achari’s, and the Company’s Securities Description of Achari’s Securities Prior to the Business Combination, page 192

19.	Staff’s Comment: We note your response to comment 38 and reissue the comment. Please revise to clarify how and to what extent the sponsor and others who have agreed not to redeem their shares will be compensated. We note, for example, the put agreement. Your disclosure should address and quantify all means by which the non-redeeming affiliated security holders will benefit from their agreement.

Response: In response to the Staff’s comment we have revised our disclosure in the section entitled, “Description of Achari’s Securities Prior to the Business Combination” to clarify the related language. For the avoidance of doubt, the Company confirms that there are no Achari stockholders who have entered into non-redemption agreements in exchange for compensation and that no Achari stockholder has received compensation in exchange for agreeing not to exercise their right of redemption. The Put Option Agreement between the Sponsor and Vaso was agreed to as a component of the economic negotiations of the business transaction and not as compensation being provided to either party in connection with a waiver to redeem any shares in connection with the Business Combination.

General

20.	Staff’s Comment: We note you have revised proposal 1, in the notice to shareholders and elsewhere, to include provision (b), seeking shareholder approval for “the issuance of SPAC Shares or SPAC New Shares, including any SPAC Shares or SPAC New Shares to be issued in connection with the Transactions, as may be required under Nasdaq’s listing requirements.” Please revise the disclosure related to this provision to clarify the series of transactions that will take place to carry out the business combination, when in the series of transactions these shares will be issued, and to whom. Clarify how these shares differ from the shares to be issued pursuant to Proposal 4, the Nasdaq proposal. Finally, please provide us your analysis regarding why provision (b) should not be subject to a separate shareholder vote. Please refer to Exchange Act Rule 14a-4(a)(3) and Exchange Act Rules Compliance and Disclosure Interpretations (Regarding Unbundling and Rule 14a-4(a)(3) Generally), Question 101.01.

Response: In response to the Staff’s comment, the Company revised the inadvertent references to the “the issuance of SPAC Shares or SPAC New Shares, including any SPAC Shares or SPAC New Shares to be issued in connection with the Transactions, as may be required under Nasdaq’s listing requirements.” in the Notice to Stockholders, and in the section entitled “Proposal 1: The Business Combination Proposal” and in the Preliminary Proxy Card on Annex E. To clarify the shares issued in connection with the Transactions, as may be required under Nasdaq’s listing requirements are correctly referenced in Proposal 4, the Nasdaq Proposal.

Securities and Exchange Commission

April 9, 2024

21.	Staff’s Comment: We note the various matters addressed in Proposal 2. Please revise to provide separate votes on each of the (1) proposal to reclassify all of the outstanding shares of Achari’s common stock, including the creation of Class A Common Stock and Class B common stock, and (2) the authorization of the issuance of 1 million shares of Achari preferred stock, or provide your analysis why separate votes are not required on each of these proposals. Please refer to Exchange Act Rules Compliance and Disclosure Interpretations (Regarding Unbundling and Rule 14a-4(a)(3) in the M&A Context), Question 202.01.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 to unbundle the creation of dual class structure for the common stock. Please note that we are not issuing preferred stock in the business combination, changing the amount of the preferred stock authorized under the charter or materially altering the ability of the board of directors of Achari to designate the terms of the preferred stock without additional stockholder approval. Information related to preferred stock was previously included for context only. For clarity, we have removed this information from the proposals.

22.	Staff’s Comment: With respect to Achari’s intended change to a dual class structure and approval for issuance of preferred stock, please revise the organization charts on page 8 and elsewhere to reflect investment percentages of the Vaso security holders, Achari founders and related parties, and Achari public security holders before and after the transactions, and to identify the class structure of the shares and relative voting power, and the number of authorized shares both before and after the proposed transactions. Revise the summary on page 13 and elsewhere, where you compare the rights of holders of Vaso and Achari stock before and after the business combination to highlight the dual class structure and the particular aspects of each class. Revise to clarify to whom the 1,000,000 preferred shares will be issued, and what corporate action would be necessary to issue the authorized Class B stock. Please also revise the description of Achari’s Authorized and Outstanding Stock after the transactions, currently disclosed on page 201, to address Class A and Class B common stock separately and to describe all material aspects of each class of stock. For example, we note the mandatory redemption provision for Class B common stock, and that you have tied the conversion feature of the Class B common stock to a time when there are no longer any Achari Put Shares outstanding. We note you have identified these features in the cover letter without identifying who might own Class B shares in the future or significance of these shares. Clarify the purpose for these and similar material attributes of the Class B common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 to:

(i)	clarify the organizational structure,

(ii)	further highlight the dual class structure and the particular aspects of each class,

(iii)	clarify that we do not know to whom the preferred shares may be issued but that they could be issued to investors in situations where we are not able to conduct a fundraising through the issuance of Class A Common Stock,

(iv)	expand upon the description of Achari’s Authorized and Outstanding Stock after the transaction (we note that we do not believe that we have tied the conversion feature of the shares of Class B Common Stock to a time when there are no longer any Achari Put Shares outstanding as the shares of Class B Common Stock, if any are ever issued, may be converted at the holder’s discretion anytime prior to the mandatory conversion date which might be when the Achari Put Option Shares remain outstanding) and

(v)	clarify in the cover letter the significance of the authorized shares of Class B Common Stock, if ever issued, and the reason for granting the Class B Common Stock different rights.

****

Thank you for your assistance in this matter. Please contact the undersigned or Achari’s counsel with any questions or further comments.

Sincerely,

/s/ Vikas Desai
Name:	Vikas Desai
Title:	Chief Executive Officer

cc:	Kristin Lochhead, Commission
Terence O’Brien, Commission